November 23, 2022

Heather Clark or Kevin Woody

United States Securities Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: ACCO Brands Corporation

Form 10-K for the Year Ended December 31, 2021

Form 8-K furnished August 8, 2022

File No. 001-08454

Dear Ms. Clark or Mr. Woody,

Set forth below are the responses of ACCO Brands Corporation (the “Company”, “We”, “Our”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated October 26, 2022. For your convenience, the Staff’s comments are included below in bold.

Form 10-K for the Year Ended December 31, 2021

Financial Statements

Notes to Consolidated Financial Statements

7. Stock-Based Compensation Stock Options, page 52

1.
Please tell us in sufficient detail how you determined it was appropriate to use the simplified method in determining the expected term of your stock option grants. See SAB Topic 14D.

Company’s Response

The Company used the simplified method to estimate the expected term of its stock option awards granted during the years ended December 31, 2021, and December 31, 2020. For stock options granted in the year ended December 31, 2019, the Company used an expected term that was based on historical share option exercises.

A significant change in contractual term from seven years to ten years was made for grants issued in the year 2020 and all future years. Prior to 2020, our stock options had a contractual term of seven years. The Company determined that the use of the simplified method was appropriate for determining the expected term for the stock options granted in 2021 and 2020 because the Company did not have sufficient historical share option exercise experience upon which to reasonably calculate the expected term because of this significant change.

In addition, all of our stock options granted met the criteria of “plain vanilla” as described within SAB Topic 14D.2, Questions 5 and 6.

We will continue to evaluate whether there is sufficient history to support this assessment with 10-year options. To the extent that we continue to grant stock options, we will enhance our future footnote disclosure in our annual report on Form 10-K as follows:

“The expected life of the Company’s “plain vanilla” stock option awards granted during the year(s) ended December 31, XXXX, reflect the simplified method as prescribed by Staff Accounting Bulletin Topic 14. The simplified method was used because the Company does not believe it has sufficient historical exercise data to provide a reasonable basis for the expected term of its stock option grants. The simplified method will be used until such time as the Company has stock option exercise experience in which to reasonably determine the expected life.”

12. Income Taxes, page 59

2.
We note your disclosure on page 60 that the decreased effective tax rate for 2020 is due to changes in deferred taxes resulting from statutory rate changes and a release of an income tax valuation allowance. However, we note no significant change in your valuation allowance per pages 61 and 84, yet the more significant change in your taxes for 2021 per the reconciliation of the statutory rate to the effective rate on page 59 is from the change in valuation allowance versus the change in statutory rates. Please provide further details on the nature of the change in the valuation allowance including how a $2.2 million change per page 84 resulted in a significant reduction in your tax expense for 2021.

Company’s Response

The decrease in our effective tax rate was due to changes in deferred taxes resulting from statutory tax rate changes and a release of an income tax valuation allowance for the year ended December 31, 2021, and not for the year 2020. On page 60, the Company identifies this by disclosing the following:

“For 2021, we recorded income tax expense of $9.5 million on income before taxes of $111.4 million, for an effective tax rate of 8.5%. The decrease in the effective rate versus 2020 was primarily due to beneficial adjustments to deferred taxes resulting from statutory tax rate changes and the release of the valuation allowance on the foreign tax credit carryforward.”

As reflected per the deferred income taxes table within footnote 12, the valuation allowance decreased $3.0 million, from $55.4 million in 2020 to $52.4 million during 2021. Below is a roll-forward of our valuation allowance account:

a)
The $11.4 million of income tax benefit primarily relates to the release of our valuation allowance on our foreign tax credit carryforward. The $11.4 million is shown as a separate line item on our rate reconciliation on page 59 labeled “(Decrease) increase in valuation allowance”.

b)
Statutory tax rate changes, with respect to our valuation allowance, resulted in income tax expense of $8.7 million. The $8.7 million of income tax expense is included in the total income tax benefit of $6.8 million shown as “Statutory tax rate changes” on our rate reconciliation on page 59. The $6.8 million income tax benefit represents $15.5 million of tax benefit due to the statutory tax rate change impact on deferred tax assets partially offset by the $8.7 million of income tax expense related to the statutory tax change impact on the valuation allowance.

c)
The impact to our valuation allowance from return to provision adjustments resulted in additional income tax expense of $0.5 million. The $0.5 million of income tax expense is included in the line item “Other increase/(decrease)” on our rate reconciliation on page 59.

In summary, our income tax provision for the year ended December 31, 2021 included an income tax benefit of $11.4 million primarily related to the release of certain valuation allowances and a $6.8 million income tax benefit, net of adjustments to the valuation allowance for such items, related to statutory tax rate changes. To the extent necessary, the Company will enhance its disclosures for income taxes to better reflect any significant impacts to the consolidated financial statements.

19. Commitments and Contingencies, page 72

3.
Your disclosure indicates that your Tilibra subsidiary received a favorable decision in the Brazilian courts resulting in $10.7 million by way of future tax credits. Please tell us whether you recorded this decision in your financial statements. If so, please provide detail on how you recorded the decision.

Company’s Response

The Company did record $10.7 million of tax credits received. On page 72 of our 2021 Form 10-K, we disclose the fact that we recorded these tax credits as well as how it was recorded:

“In 2021, the Company recorded Tax Credits in the amount of $10.7 million with respect to the finally decided cases as other income/(expense). In addition, the recording of the Tax Credits resulted in additional income tax expense of $3.6 million. The benefit of the Tax Credits realized by the Company has and will be recorded in the Consolidated Statements of Income in the line item “Other expense, net”.

We recorded the $10.7 million of tax credits because we had received both tax credit vouchers and final, favorable court rulings. These tax credits will be fully utilized to primarily offset non-income operating tax liabilities by the year end December 31, 2022.

Form 8-K furnished August 8, 2022

Exhibit 99.1, page 14

4.
We note that your reconciliation of free cash flow includes adjustments for the payment of contingent consideration. Since free cash flow is typically calculated as cash flow from operations adjusted by capital expenditures and your definition of free cash flow from operations differs from the typical definition per Question 102.07 of the May 2016 CD&I on non-GAAP measures, please revise to retitle this measure.

Company’s Response

We retitled our “free cash flow” to “adjusted free cash flow” beginning with our third quarter ended September 30, 2022. This is noted in our Form 8-K, Exhibit 99.1, furnished November 7, 2022. We will also ensure this is titled correctly in future filings.

Please let me know if you have any further comments or questions. I can be reached at 847-687-6733 or james.dudek@acco.com.

Sincerely,
/s/ James M. Dudek, Jr.
James M. Dudek, Jr.
Senior Vice President, Corporate Controller
and Chief Accounting Officer

cc:

Deborah O’Connor, Executive Vice President and Chief Financial Officer, ACCO Brands Corporation

Pamela R. Schneider, Esq., Senior Vice President, General Counsel and Corporate Secretary, ACCO Brands Corporation